PROSPECTUS SUPPLEMENT

                    LANDMARK FINANCIAL CORP.
     (Proposed Holding Company for Landmark Community Bank)
              Up to 132,000 Shares of Common Stock
                      (Anticipated Maximum)

     This prospectus supplement ("Prospectus Supplement") amends the Prospectus dated August 12, 1997 of Landmark Financial Corp. (the "Company"), a Delaware corporation, pursuant to which the Company conducted an offering of up to 132,000 shares of its common stock, par value $.10 per share (the "Common Stock"), in connection with the conversion of Landmark Community Bank (the "Bank"), from a federally chartered mutual savings bank to a federally chartered stock savings bank, and the issuance of all of the Bank's outstanding capital stock to the Company pursuant to the Bank's Plan of Conversion (the "Plan" or "Plan of Conversion"). Terms which are not defined herein shall have the same meaning as set forth in the Prospectus. The purpose of this Prospectus Supplement is to advise prospective purchasers of the Common Stock of the preliminary results of a recent examination of the Bank by the OTS, and to provide recent financial data at, and as of, September 30, 1997. In view of the preliminary results of the OTS examination, persons who subscribed for Common Stock prior to the date of the Prospectus Supplement are being offered the opportunity to maintain, increase or decrease the amount of Common Stock they desire to purchase, or to cancel their purchase order. Persons who have not subscribed for shares of Common Stock are also being offered the opportunity to subscribe for Common Stock until November 13, 1997. As of September 16, 1997, the Company received orders for 98,528 shares of Common Stock or $985,280 in gross proceeds by 95 persons.
                                   (continued on following page)

 FOR INFORMATION ON HOW TO SUBSCRIBE FOR SHARES OF COMMON STOCK,
              CALL THE STOCK INFORMATION CENTER AT
                        (518) 673-4413.

  FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED
   BY EACH PROSPECTIVE INVESTOR, SEE "RISK FACTORS" BEGINNING
     ON PAGE 18 OF THE PROSPECTUS AND "RISK FACTORS" HEREIN.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED
    BY THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, OR ANY OTHER FEDERAL AGENCY OR ANY STATE
    SECURITIES COMMISSION, NOR HAS SUCH COMMISSION, OFFICE OR
     OTHER AGENCY OR ANY STATE SECURITIES COMMISSION PASSED
      UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        THE SHARES OF COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS OR DEPOSITS AND ARE NOT INSURED BY THE
    FEDERAL DEPOSIT INSURANCE CORPORATION ("FDIC"), THE BANK INSURANCE FUND ("BIF"), THE SAVINGS ASSOCIATION INSURANCE FUND
            ("SAIF") OR ANY OTHER GOVERNMENT AGENCY.


                                                        Estimated Underwriting
                                         Purchase            Fees and Other       Estimated Net
                                           Price               Expenses(2)          Proceeds(2)
Minimum Per Share                         $10.00                  $1.53                 $8.47
Midpoint Per Share                        $10.00                  $1.30                 $8.70
Maximum Per Share                         $10.00                  $1.14                 $8.86
Maximum Per Share, as adjusted(3)         $10.00                  $0.99                 $9.01
Total Minimum                           $980,000               $150,000              $830,000
Total Midpoint                        $1,150,000               $150,000            $1,000,000
Total Maximum                         $1,320,000               $150,000            $1,170,000
Total Maximum, as adjusted(3)         $1,520,000               $150,000            $1,370,000
                                                                (footnotes on following page)

                         COMPANY ADVISOR
                  TRIDENT FINANCIAL CORPORATION
   The date of this Prospectus Supplement is October 24, 1997

     SUBSCRIBERS WHO HAVE SUBSCRIBED FOR SHARES OF COMMON STOCK AND WHO DESIRE TO MAINTAIN OR TO CHANGE THEIR ORIGINAL ORDERS MUST SIGN AND RETURN THE STOCK ELECTION FORM SO THAT IT IS RECEIVED NO LATER THAN NOON LOCAL TIME ON NOVEMBER 13, 1997. ALL NEW ORDERS MUST ALSO BE RECEIVED NO LATER THAN NOON, LOCAL TIME ON NOVEMBER 13, 1997.

     YOUR SUBSCRIPTION ORDER WILL BE FILLED SUBJECT TO PRIORITIES SET FORTH IN THE PLAN, BASED ON A PURCHASE PRICE OF $10.00 PER SHARE. FAILURE TO RETURN THE STOCK ELECTION FORM WILL RESULT IN THE AUTOMATIC CANCELLATION OF YOUR ORIGINAL ORDER AND EITHER (1) CANCELLATION OF YOUR WITHDRAWAL AUTHORIZATION OR (2) THE PROMPT RETURN OF YOUR FUNDS WITH INTEREST.

     If you wish to submit a new order to purchase shares, simply complete and return the enclosed GREEN Stock Order Form and the Certification, together with full payment for all shares of Common Stock ordered or the appropriate instructions authorizing withdrawal of such amount from one or more deposit accounts at the Bank to the Stock Information Center no later than Noon, local time, on November 13, 1997. In the event that the Community Offering is extended beyond November 13, 1997, subscribers will have the right to modify or rescind their subscriptions and have their subscription funds returned promptly with interest.

     All purchases will be subject to the maximum and minimum purchase limitations and to certain other terms and conditions described in the Prospectus. The minimum purchase is 25 shares or $250. Purchasers who have paid or pay for additional shares of Common Stock by cash, check, bank draft or money order will continue to earn interest at the rate of 3.2% per annum until completion of the Conversion. Payments authorized by withdrawal from deposit accounts at the Bank will continue to earn interest at the contractual rate until the Conversion is completed or terminated; these funds will be otherwise unavailable to the depositor until such time.

                 -------------------------------

(1) Determined in accordance with an independent appraisal prepared by FinPro, Inc. ("FinPro") as of June 19, 1997. The estimated pro forma market value of the Company and the Bank, as converted, ranges from $980,000, at the minimum, or more than $1,320,000, at the maximum, with an adjusted maximum of $1,520,000 ("Estimated Valuation Range") or between 98,000 and 132,000 shares with an adjusted maximum of 152,000 shares of Common Stock at the purchase price of $10.00 per share, which is the amount established by the Board of Directors to be paid for each share of Common Stock sold in the Offerings ("Purchase Price"). See "The Conversion-Stock Pricing and Number of Shares to be Issued." The valuation by FinPro is not intended and must not be construed as a recommendation of any kind as to the advisability of voting to approve the Stock Conversion or of purchasing shares of Common Stock. Moreover, because the valuation is necessarily based upon estimates of and projections as to a number of matters (including certain assumptions as to expense factors affecting the net proceeds from the sale of Common Stock in the Stock Conversion and as to the net earnings on such net proceeds), all of which are subject to change from time to time, no assurance can be given that persons who purchase such shares in the Stock Conversion will be able to sell such shares thereafter at or above the Purchase Price.

(2) Consists of the estimated expenses of $150,000, which includes, among other things, printing, postage, legal, accounting, appraisal and filing fees. See "Pro Forma Data."

(3) Gives effect to an increase in the number of shares sold which could occur without a resolicitation of subscribers or any right of cancellation due to an increase in the Estimated Valuation Range of up to 15% above the maximum of the Estimated Valuation Range to reflect changes in market and financial conditions following commencement of the Offerings or to fill in part or in whole the order of the ESOP. See "The Conversion-Stock Pricing and Number of Shares to be Issued."

     This Prospectus Supplement supplements and amends the Prospectus of the Company, dated August 12, 1997 and should be read in conjunction herewith. Any information presented herein supersedes that contained in the Prospectus. All persons who were not previously provided with a copy of the Prospectus will receive a copy of the Prospectus together with this Prospectus Supplement. See "Additional Information" for information on how to obtain an additional copy of the Prospectus.

                     ADDITIONAL INFORMATION

     The Prospectus Supplement updates the "Risk Factors" section of the Prospectus to disclose the preliminary results of the Office of Thrift Supervision's ("OTS") examination of the Bank, as well as to provide recent financial data of the Bank at, and as of, September 30, 1997. This Prospectus Supplement should be read in conjunction with the Prospectus dated August 12, 1997, which contains financial and business information about the Bank and the Company as well as certain other information. All cross references herein refer to sections of the Prospectus unless otherwise indicated.

     All persons who were not previously provided with a copy of the Prospectus will receive a copy of the Prospectus together with this Prospectus Supplement. Even if you have already received a Prospectus dated August 12, 1997, another copy of the Prospectus may be obtained, should you desire one, from the Stock Information Center, located at 26 Church Street, Canajoharie, New York 13317, or by calling (518) 673-4413. To ensure that each purchaser receives a Prospectus and Prospectus Supplement at least 48 hours prior to November 13, 1997, in accordance with Rule 15c2-8 under the Securities Exchange Act of 1934, no Prospectus or Prospectus Supplement will be mailed any later than five days prior to such date or hand delivered any later than two days prior to such date. Execution of the Stock Election Form or Stock Order Form, as applicable, will confirm receipt or delivery in accordance with Rule 15c2-8.

     The Company has filed with the SEC a Prospectus Supplement under Securities Act Rule 424(c) promulgated under the Securities Act of 1933, with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the SEC, this Prospectus Supplement does not contain all the information set forth in the registration statement. Such information, including a copy of the appraisal valuation, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of such material can be obtained from the SEC at prescribed rates. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The address of this website is http://www.sec.gov. The statements contained herein as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each such statement is qualified in its entirety by reference to such contract or other document.

     The Bank has also filed a Prospectus Supplement to its Application for Conversion with the OTS with respect to the Common Stock offered hereby. Pursuant to the rules and regulations of the OTS, this Prospectus Supplement omits certain information, including the updated appraisal valuation, contained in that Application. The Application may be examined at the principal offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the Northeast Regional Office of the OTS, 10 Exchange Place, Jersey City, New Jersey, without charge.

     The following information relates to all material changes from the Prospectus dated August 12, 1997. Other than as presented below, this Prospectus Supplement is qualified in its entirety by the more detailed information contained in the Prospectus.

                          RISK FACTORS

     The following risk factors, in addition to those disclosed in the Prospectus, should be considered by investors before deciding whether to purchase the Common Stock described herein.

Preliminary Conclusions of Office of Thrift Supervision
Examination

     During August and September 1997, the Office of Thrift Supervision (the"OTS") conducted its previously scheduled and routine safety and soundness on-sight examination of the Bank. During the course of its examination, OTS examiners raised a number of concerns and noted certain deficiencies in the maintenance of the Bank's general ledger. As of September 30, 1997, the Bank had unreconciled differences of $6,966, $5,190, and $1,215 in its conventional mortgage loans, consumer loans and checking account ledger entries for a total of $13,371 of unreconciled ledger differences. OTS examiners also raised additional concerns regarding the Bank's operations, which were primarily related to the Bank's aggressive growth over the past year. In particular, the Bank's assets have grown $8.9 million, or 117.6%, to $16.5 million at September 30, 1997 from $7.6 million at March 31, 1996. The significant asset growth was due to increases in loans, particularly consumer loans, and an increase in the level of investment securities purchased by the Bank. The increase in assets was funded by increased deposits obtained through an on-line service. During this period, the Bank also increased its staff to eight persons from five persons.

Lack of Written Policies and Procedures

     The OTS found that the Bank did not have adequate policies or procedures in place in light of its rapid growth both from an accounting as well as an operational standpoint. In this regard, the OTS directed the Bank's Board of Directors to adopt detailed policies and procedures to reflect the new loan and deposit products being offered to the Bank's customers. The OTS criticized the Bank's documentation regarding its loan underwriting and criticized the Bank's use of internal real estate appraisers. In response to the OTS concerns, the Bank's Board of Directors has directed management to establish detailed written policies and procedures which reflect the current loan and deposit products offered by the Bank. In addition, the Bank has agreed with the OTS not to originate any new consumer loans and to limit one-to four-family loan originations to no more than $200,000 per month. The Bank has also adopted a policy of using only independent New York State- certified appraisers to conduct real estate appraisals.

Inadequate Staffing

     The OTS also found that the Bank was not adequately staffed to handle the day to day accounting obligations. The Bank is actively seeking to remediate this deficiency by hiring a qualified finance officer with both an accounting degree and banking experience. In the meantime, the Bank has hired an outside consultant who previously worked as the Bank's bookkeeper, to assist in training Bank personnel in the preparation of the general ledger, as well as other routine internal accounting procedures. Furthermore, the Bank's outside independent auditors have agreed to review the Bank's general ledger on a monthly basis.

Potential Conflict of Interest

     From time to time, borrowers of the Bank have obtained title insurance from Landmark Title Company, although the Bank does not require borrowers to obtain title insurance from Landmark Title Company. John Francisco, the Bank's Chairman of the Board, the attorney who represents the Bank in loan closings and is the sole owner of Landmark Title Company. As part of Mr. Francisco's routine duties as a member of the Board of Directors and the Bank's loan committee, Mr Francisco participated in approving loans including real estate mortgage loans. The OTS, citing the appearance of a conflict of interest, criticized Mr. Francisco's role in approving loans while Landmark Title Company underwrote title insurance policies to the borrowers. The OTS examiners stated that Mr. Francisco should have recused himself from voting on whether to originate mortgage loans. As a result of the OTS' concerns, Mr. Francisco resigned from the Bank's loan committee, and has indicated that he will not participate in any decision of the Board of Directors to approve the origination of mortgage loans. The dollar amount of the insurance premiums by policy is established pursuant to New York State law and regulation.
During the six months ended September 30, 1997 and the year ended March 31, 1997, Landmark Title Company received $10,279 and $509, respectively in title insurance premiums as a result of mortgage closings at Landmark Community Bank.

Reduction in Composite Uniform Financial Institution Rating

     As a result of the foregoing problems, the OTS has indicated that it intends to lower the Bank's Composite Uniform Financial Institution Rating. The OTS has not yet provided the Bank with its written report of examination. Therefore, there can be no assurance that the OTS will not have additional criticisms of the Bank's business or policies. The Bank believes that it has taken steps to address all OTS comments completely and adequately, and will be able to address any additional comments which may be provided by the OTS when it issues its written report.

                      RECENT FINANCIAL DATA

Set forth below are selected financial and other data of the Bank at and for the periods indicated. Information at September 30, 1997 and for the six months ended September 30, 1997 is unaudited. In the opinion of management of the Bank, all adjustments, consisting only of normal recurring adjustments necessary for a fair statement of results for or as of the periods indicated, have been included. The results of operations and other data for the six month period ended September 30, 1997 are not necessarily indicative of the results of operations for the full fiscal year. The selected financial and other data does not purport to be complete and is qualified in its entirety by reference to the detailed information and Financial Statements and Notes thereto presented elsewhere in the Prospectus.


                                                    At          At
                                               September 30,  March 31,
                                                   1997        1997
                                                    (In Thousands)
Selected Financial Condition Data:
Total assets                                   $ 16,427       $ 11,326
Cash and cash equivalents                           182            709
Cash, restricted                                    769              -
Loans receivable, net                            13,918          9,392
Trading account securities                            -             69
Mortgage-backed securities:
  Held to maturity                                   98            257
Investment securities:
  Held to maturity                                  100            200
  Available for sale                                804            398
Intangible--Conversion costs                        188              9
FHLB stock                                           72             59
Deposits                                         15,283         10,237
Advances by borrowers for taxes
  and insurance                                     113            107
Retained earnings-substantially restricted          950            956
Retained earnings-unrestricted                        -              -

                                                    Six Months Ended
                                                      September 30,
                                                   1997        1997
                                                    (In Thousands)
Selected Operations Data:
Total interest income                          $    583       $     305
Total interest expense                             (341)           (138)
  Net interest income                               242             167
Provision for loan losses                           (12)              -
Net interest income after provision
  for loan losses                                   230             167
Fees and service charges                             23              13
Other non-interest income                            10               -
Total non-interest income                            33              13
Total non-interest expense                         (271)           (154)
Income (loss) before taxes                           (8)             26
Income tax (provision) benefit                        2              (9)
Net income (loss)                              $     (6)      $      17


                                                   1997        1997
                                                    (In Thousands)

Selected Operations Data:

Performance Ratios:
 Return on assets (ratio of net income to average
  total assets) (2)                              (0.04)%          0.43%
 Return on retained earnings (ratio of net income
  to average equity) (2)                         (0.67)%          3.36%
 Interest rate spread information (2):
  Average during period                            2.72%          3.88%
  End of period                                    2.54%          3.64%

 Net interest margin (1)                           3.06%          4.37%
 Ratio of operating expense to average total
  assets (2)                                       3.59%          3.90%
 Ratio of average interest-earning asset to
  average interest-bearing liabilities           106.50%        113.98%

Asset Quality Ratios:
 Non-performing assets to total assets at end
  of period                                        0.44%             -
 Allowance for loan losses to non-performing
  loans                                          168.84%             -
 Allowance for loan losses to loans receivable,
  net                                              0.87%          0.49%

Capital Ratios:
 Net worth to total assets at end of period        5.76%         11.58%
 Average net worth to average assets               6.43%         12.72%

Other Data:
 Number of full-service offices                     1               1

--------------
(1)  Net interest income divided by average interest-earning assets.
(2)  Annualized


  MANAGEMENT'S DISCUSSION AND ANALYSIS OF RECENT FINANCIAL DATA

Financial Condition

     The Bank's total assets increased by $5.1 million, or 46.1%, to $16.4 million at September 30, 1997 from $11.3 million at March 31, 1997. The overall increase in total assets was composed of a $4.5 million increase in loans receivable, net, to $13.9 million at September 30, 1997 from $9.4 million at March 31, 1997, as well as an increase in investment securities available for sale to $804,000 from $398,000. Consumer loans accounted for approximately 72% of the increase in loans receivable. The increase in consumer loans is attributable to the origination of indirect automobile loans, which the Bank began offering during the past nine months. The increases were funded by increased deposits, which increased by $5.1 million to $15.3 million at September 30, 1997 from $10.2 million at March 31, 1997. The increase in deposits is primarily attributable to deposits obtained through an on-line service. See "Business-Sources of Funds-Deposits." Other than the increases mentioned above, the composition of assets did not change significantly for the six months ended September 30, 1997.

     At September 30, 1997, the Bank failed to meet its regulatory capital requirements with tangible capital of $738,000 (4.5% of adjusted total assets); core capital of $738,000 (4.5% of adjusted total assets); and risk-based capital of $738,000 (7.0% of risk-weighted assets). Upon completion of the Conversion, the Bank will exceed all regulatory requirements.

Results of Operations

     General. The Bank had a $6,000 loss for the six months ended September 30, 1997, compared to net income of $17,000 for the same period in 1996. The decline in net income was primarily due to an increase in non-interest expense to $271,000 from $154,000, which was partially offset by an increase in net interest income to $242,000 from $167,000.

     Interest Income.  Interest income increased $278,000, or
91.1%, for the six months ended September 30, 1997 compared to the same period in 1996, primarily due to increased levels of loans receivable and investment securities.

     Interest Expense. Interest expense increased by $203,000 or 147.1%, for the six months ended September 30, 1997 compared to the same period in 1996, primarily due to the increase in deposits, which were $15.3 million and $7.5 million at September
30, 1997 and 1996, respectively.

     Net Interest Income. Net interest income increased by $75,000 to $242,000 for the six months ended September 30, 1997, from $167,000 for the six months ended September 30, 1996.

     Provision for Loan Losses. The Bank increased by $12,000 and -0- its provision for loan losses for the six month periods ended September 30, 1997 and 1996, respectively. Management concluded that an additional allowance of $12,000 at September 30, 1997 was adequate after reviewing the quality of the Bank's loan portfolio at September 30, 1997. The Bank anticipates increasing the loan loss provision if its lending growth continues for the remainder of the year. The Bank did not establish a provision for loan losses during the six month period ended September 30, 1996 following management's review of the asset quality of the Bank's loan portfolio as well as the immaterial dollar amount of new loans originated during the six month period ended September 30, 1996. The Bank's ratio of the allowance for loan losses to total non-performing loans was 168.84% at September 30, 1997.

     Noninterest Income. Noninterest income increased by $20,000 to $33,000 for the six month period ended September 30, 1997, compared to $13,000 for the six months ended September 30, 1996. The increase was a result of the Bank having $23,000 in fees and service charges and $10,000 in other noninterest income.

     Noninterest Expense. Noninterest expense, consisting primarily of employee compensation expense, and equipment expenses, federal deposit insurance premiums, data processing, advertising and promotion, and other miscellaneous items, increased by $117,000 to $271,000 for the six month period ended September 30, 1997 compared to $154,000 for the six month period ended September 30, 1996. The increase was primarily attributable to increased staffing at the Bank and upgrading the Bank's facilities and computer software. It is expected that noninterest expense will increase as a result of increased staffing expense and costs associated with being a public company.

     Income Taxes. The Bank had a $2,000 income tax benefit for the six month period ended September 30, 1997 compared to $9,000 income tax expense for the six month period ended September 30, 1996, as a result of the decline in income before income taxes.

--------------------------------  -------------------------------
--------------------------------  -------------------------------
     No person has been authorized to give an
information or to make any representation other
than as contained in this Prospectus in
connection with the offering made hereby, and,
if given or made, such other information or                          132,000 Shares
representation must not be relief upon as
having been authorized by the Company or the
Bank.  This Prospectus does not constitute
an offer to sell or a solicitation of an
offer to buy any of the securities offered                       LANDMARK FINANCIAL CORP.
hereby to any person in any jurisdiction
in which such offer or solicitation is not                         (Holding Company for
authorized or in which the person making such                     Landmark Community Bank)
offer or solicitation is not qualified to do so,
or to any person to whom it is unlawful to make
such offer or solicitation in such jurisdiction.
Neither the delivery of this Prospectus nor any
sale hereunder shall under any circumstances
create any implication that there has been no
change in the affairs of the Company or the Bank
since any of the dates as of which information
is furnished herein or since the date hereof.

              ------------------

              TABLE OF CONTENTS
                                         Page
Additional Information.....................3
Risk Factors...............................3
Recent Financial Data......................5
Management's Discussion and Analysis
  of Recent Financial Data.................7

     Until the later of October 24, 1997, or
25 days after commencement of the offering,
all dealers effecting transactions in the
registered securities, whether or not
participating in this distribution, may be                              Common Stock
required to deliver a prospectus.  This is
in addition to the obligation of dealers to
deliver a prospectus when acting as underwriters
and with respect to their unsold allotments
or subscriptions.                                                 ----------------------------

                                                                     PROSPECTUS SUPPLEMENT

                                                                  ----------------------------

                                                                         COMPANY ADVISOR
                                                                 TRIDENT FINANCIAL CORPORATION


                                                                         October 24, 1997

--------------------------------  -------------------------------
--------------------------------  -------------------------------